itaú February 5th 8a.m. 10a.m. (ESTJ (Brasllla time) Enghsh and Portuguese Check out the speakers Milton Maluhy CEO 4Q25 Results Gabriel Amado de Moura CFO Results 4Q25 We wi li present our 4Q25 results in an interactive meeting, with a Q&A session at the end. Register Renato Lulia Head of Corporate Strategy, IR and Corpora te Development Gustavo Lopes Rodrigues IRO Results will be published on the investor relations website on February 4th , after trading hours. Follow ltaú Unibanco's lates! news on our lnvestor Relations website